Exhibit 4

Execution Copy

Silver Lake Partners II, L.P.
2725 Sand Hill Road, Suite 150
Menlo Park, California 94025

November 11, 2005

Board of Directors

Serena Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, California 94403-2538

Ladies and Gentlemen:

Concurrently herewith Serena Software, Inc., a Delaware corporation (the “Company”) is entering into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended from time to time, the “Agreement”), by and between the Company and Spyglass Merger Corp., a Delaware corporation (“Buyer”).  Capitalized terms in this letter shall have the meaning ascribed thereto in the Agreement.

In exchange for good and valuable consideration and in order to induce the Company to enter into the Agreement, Silver Lake Partners II, L.P. (“SLP”), an affiliate of Buyer, hereby irrevocably guarantees (the “Guarantee”) the payment to the Company of any and all amounts which are finally judicially determined to be due to the Company from Buyer by reason of the willful breach of the terms of the Agreement by Buyer (any such amount so due, an “Obligation”), up to a maximum of $52,350,000 in the manner set forth in the following paragraph of this letter.  For the purposes of this Guarantee, the term “finally judicially determined” shall mean the entry of a judgment by a court or other tribunal of competent jurisdiction, which judgment has become final and non-appealable, that Buyer is in willful breach of the terms of the Agreement or, in the event Buyer becomes the subject of a case under any chapter of title 11 of the United States Code, the allowance by order of the bankruptcy court or other court of competent jurisdiction, of the Company’s proof of claim against Buyer based on its willful breach of the Agreement, which order has become final and non-appealable.  For the avoidance of doubt, any failure to complete the Merger as a result of any breach of the Contribution Agreement by the Co-Investor will not be deemed to be a willful breach by Buyer.

If Buyer shall have been finally judicially determined to have been in willful breach of the Agreement, then SLP, promptly upon, and in no event less than ten Business Days after, the Company’s written demand, shall be obligated to pay to the Company an amount equal to the unpaid Obligation then due and owing, up to a maximum of $52,350,000.  Any Obligation paid by SLP shall be paid in lawful currency of the United States of America and in immediately available funds.

This Guarantee shall terminate upon the earlier of (i)  the Closing or (ii)  the termination of the Agreement pursuant to the provisions of Section 8.1 thereof under circumstances which can not give rise to any Obligation.

This Guarantee is unconditional.  SLP II hereby waives all notices (including notice of acceptance of the Guarantee, of default or nonperformance, demands and protests in connection with the enforcement of the obligations hereunder).

NO REMEDIES OTHER THAN AS PROVIDED BY THIS GUARANTEE SHALL BE AVAILABLE AGAINST SLP II OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE STOCKHOLDERS, PARTNERS, MEMBERS, DIRECTORS OFFICERS OR AGENTS (OTHER THAN BUYER), DIRECTLY OR INDIRECTLY (INCLUDING THROUGH A CLAIM AGAINST BUYER), WITH RESPECT TO THE AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.  IT IS UNDERSTOOD AND AGREED THAT THE COMPANY WILL RECOVER ANY RECOVERABLE AMOUNTS ARISING OUT OF THE AGREEMENT SOLELY FROM BUYER UNDER THE AGREEMENT OR FROM SLP II HEREUNDER (AS PROVIDED HEREIN).  THE COMPANY COVENANTS NOT TO SUE SLP II OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE STOCKHOLDERS, PARTNERS, MEMBERS, DIRECTORS OFFICERS OR AGENTS (OTHER THAN BUYER) FOR ANY MATTER ARISING OUT OF THE AGREEMENT OR OUT OF THE CONTEMPLATED TRANSACTIONS, OTHER THAN ANY CLAIM AGAINST SLP II FOR BREACH OF, OR TO ENFORCE THE TERMS OF, THIS AGREEMENT.  THIS GUARANTEE CONSTITUTES THE SOLE REMEDY OF THE COMPANY AGAINST SLP II OR ITS AFFILIATES OR ANY OF THEIR RESPECTIVE STOCKHOLDERS, PARTNERS, MEMBERS, DIRECTORS OFFICERS OR AGENTS (OTHER THAN BUYER) WITH RESPECT TO THE AGREEMENT OR WITH RESPECT TO THE CONTEMPLATED TRANSACTIONS.

SLP II hereby represents and warrants to the Company as to the following:  (a) it has all requisite legal capacity, power and authority to enter into this Guarantee and to perform its obligations hereunder; (b) this Guarantee has been duly authorized, executed and delivered by SLP II and constitutes a valid and binding obligation of SLP II enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing; (c) the execution and delivery of this Guarantee do not, and the compliance by SLP II with the terms hereof will not, conflict with or result in any violation of, or default (with or without notice or lapse of time or both) under, permit the termination of any provision of or result in the termination of or the acceleration of the maturity or performance of, or result in the creation or imposition of any lien upon any of the assets or properties of SLP II under, (i) any provision of any agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such undersigned party or its property or assets, (ii) the organizational documents of SLP II or (iii) any mortgage, lease, franchise, license, permit, agreement, instrument, law, order, arbitration award, judgment or decree to which SLP II is a party or by which it is bound, except to the extent that any such events would not reasonably be expected to have a material adverse effect on SLP II’s ability to perform under this Guarantee.

Neither this Guarantee nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.  Subject to the preceding sentence, this Guarantee will be binding upon, inure to the benefit of and be enforceable only by the parties hereto and their respective permitted assigns.  Any attempted assignment in violation of the terms of this paragraph shall be null and void.

This Guarantee constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.  The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision.  Any term or provision of this Guarantee which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Guarantee in any other jurisdiction.

This Guarantee shall be governed by and construed in accordance with the law of the State of Delaware applicable to contracts and executed and to be performed entirely within such State.

Sincerely,

SILVER LAKE PARTNERS II, L.P.

		By:	Silver Lake Technology Associates II, L.L.C., its general partner

		By:	/s/ HOLLIE J. MOORE
Name: Hollie J. Moore
Title: Director

Agreed to and accepted as of the
date first set forth above:

SERENA SOFTWARE, INC.

By:	/s/ ROBERT PENDER
Name: Robert Pender
Title: CFO